UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __)*

                               TRUEYOU.COM, INC.
                               -----------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)

                                   897876108
                                   ---------
                                 (CUSIP Number)

                               DECEMBER 20, 2005
                               -----------------
            (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this
          Schedule is filed:

               [X] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 897876108

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Pequot Capital Management, Inc.
     06-1524885

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     a. [ ]
     b. [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power: 85,378,840

6.   Shared Voting Power: 0

7.   Sole Dispositive Power: 90,487,165

8.   Shared Dispositive Power: 0

9.   Aggregate Amount  Beneficially  Owned by Each Reporting  Person  90,487,165
     shares

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.  Percent of Class Represented by Amount in Row (9): 85.8%

12.  Type of Reporting Person (See Instructions): IA, CO

Item 1.   (a) Name of Issuer

              Trueyou.com, Inc., a Delaware corporation (the "Issuer")

          (b) Address of Issuer's Principal  Executive Offices

              501 Madison Avenue, Suite 407
              New York, New York  10022

Item 2.   (a) Name of Person Filing

              Pequot Capital Management, Inc.

          (b) Address of Principal Business Office or, if none, Residence

              500 Nyala Farm Road, Westport, CT, 06880

          (c) Citizenship

              The Reporting Person is a Connecticut corporation.

          (d) Title of Class of Securities

              Common Stock, par value $0.001 (the "Common Stock")

          (e) CUSIP Number

              897876108


Item 3.   This statement is filed pursuant to Rule 13d-1(b)(1)(ii)(E).

          The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 4.   Ownership.

          Ownership as of December 31, 2005 is incorporated herein by reference from items (5) - (9) and (11) of the cover page of the Reporting Person. The number of shares reported in items (5) - (9) and (11) (the "Shares") consists of: (i) 18,783,056 shares of Common Stock issuable upon exercise of a warrant to purchase 1,878.3056 shares (the "Series B Shares") of Series B Convertible Preferred Stock of the Issuer, par value $0.001 per share (the "Series B Preferred Stock"), which converts into Common Stock at the rate of one share of Series B Preferred Stock to 10,000 shares of Common Stock; (ii) 64,439,891 shares of Common Stock issuable upon the conversion of 6,443.9891 shares (the "Series C Shares") of Series C Convertible Preferred Stock of the Issuer, par value $0.001 per share (the "Series C Preferred Stock"), which converts into Common Stock at the rate of one share of Series C Preferred Stock to 10,000 shares of Common Stock; and (iii) 7,264,218 shares of Common Stock issuable upon the exercise of a warrant to purchase Common Stock (the "Common Stock Warrant"). The Series B Preferred Stock will automatically convert into Common Stock after the Issuer amends its Certificate of Incorporation to increase the number of authorized shares of Common Stock to enable (i) all of the shares of Series C Preferred Stock to be converted at the applicable conversion number, and (ii) all shares of Series B Preferred Stock to be converted in accordance with their terms (the "Authorized Share Increase"). The Series C Preferred Stock is convertible into Common Stock at the option of the holder thereof at any time after the Authorized Share Increase. If the Common Stock Warrant is exercised prior to the Authorized Share Increase, the Common Stock Warrant is exercisable to purchase an equivalent amount of Series B Preferred Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          The Reporting Person is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and, as such, has beneficial ownership of the Shares through the investment discretion the Reporting Person exercises over its clients' accounts. Although such accounts do not have beneficial ownership of the Shares for purposes of Section 13 and Section 16 of the Act, five accounts of the Reporting Person, Pequot Scout Fund, L.P., Pequot Mariner Master Fund, L.P., Pequot Navigator Offshore Fund, Inc., Pequot Healthcare Fund, L.P. and Pequot Healthcare Offshore Fund, Inc., each owns of record more than 5% of the Issuer's outstanding Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of the Group.

          Not Applicable.

Item 10.  Certification.

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 JANUARY 10, 2005
                                                 ----------------
                                                      (Date)

                                               BY: /S/ ARYEH DAVIS
                                               -------------------
                                                    (Signature)

                                      ARYEH DAVIS, CHIEF OPERATING OFFICER,
                                      -------------------------------------
                                         GENERAL COUNSEL AND SECRETARY
                                         -----------------------------
                                                      (Name/Title)